Exhibit 99.1

SILVERCORP METALS INC.

CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2015 and 2014
(Expressed in thousands of US dollars, unless otherwise stated)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Silvercorp Metals Inc.

We have audited the accompanying consolidated financial statements of Silvercorp Metals Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as of March 31, 2015 and March 31, 2014, and the consolidated statements of income, comprehensive income, cash flows and changes in equity for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Silvercorp Metals Inc. and subsidiaries as of March 31, 2015 and March 31, 2014, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 21, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Chartered Accountants
May 21, 2015
Vancouver, Canada

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Silvercorp Metals Inc.

We have audited the internal control over financial reporting of Silvercorp Metals Inc. and subsidiaries (the “Company”) as of March 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2015 of the Company and our report dated May 21, 2015 expressed an unmodified opinion on those consolidated financial statements.

Chartered Accountants
May 21, 2015
Vancouver, Canada

SILVERCORP METALS INC.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

			As at March 31,
	Notes	2015	2014
ASSETS
Current Assets
Cash and cash equivalents	27	$60,179	$60,614
Short-term investments	3	9,343	12,864
Trade and other receivables	4	1,278	4,004
Inventories	5	6,899	5,362
Due from related parties	17	33	68
Prepaids and deposits		5,745	6,165
		83,477	89,077
Non-current Assets
Long-term prepaids and deposits		2,945	3,006
Reclamation deposits		2,112	994
Investment in an associate	6	3,449	3,715
Other investments	7	892	2,393
Plant and equipment	8,11	64,779	101,876
Mineral rights and properties	9,11	214,792	266,258
TOTAL ASSETS		$372,446	$467,319

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$21,768	$23,802
Mine right fee payable	10	4,292	-
Deposits received		8,303	7,031
Dividends payable		674	773
Income tax payable		662	515
Due to related parties	17	-	281
		35,699	32,402
Non-current Liabilities
Mine right fee payable	10	9,746	-
Deferred income tax liabilities	22	21,592	16,536
Environmental rehabilitation	12	12,898	5,819
Total Liabilities		79,935	54,757

Equity
Share capital	13	233,513	233,513
Share option reserve		11,741	10,492
Reserves	14	25,409	25,409
Accumulated other comprehensive loss	15	(26,697)	(20,141)
(Deficit) Retained earnings		(5,089)	100,993
Total equity attributable to the equity holders of the Company		238,877	350,266

Non-controlling interests	16	53,634	62,296
Total Equity		292,511	412,562

TOTAL LIABILITIES AND EQUITY		$372,446	$467,319
Commitments and contingencies	26

Approved on behalf of the Board:

(Signed) David Kong
Director

(Signed) Rui Feng
Director

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Consolidated Statements of Income
(Expressed in thousands of U.S. dollars, except numbers for share and per share figures)

		Years Ended March 31,
	Notes	2015	2014

Sales	25(c)	$128,465	$108,400
Cost of sales	18	73,747	59,996
Gross profit		54,718	48,404

General and administrative	19	20,603	24,424
Government fees and other taxes	20	5,946	4,648
Foreign exchange gain		(4,722)	(3,171)
(Gain) loss on disposal of plant and equipment		(6)	154
Loss on disposal of mineral rights and properties		-	4,476
Share of (gain) loss in associate	6	(235)	87
Impairment on associate		-	2,304
Impairment of plant and equipment and mineral rights and properties	11	130,349	66,573
Loss on investments	7	15	589
Other income		(1,086)	(137)
Loss from operations		(96,146)	(51,543)

Finance income	21	841	3,185
Finance costs	21	(468)	(132)
Loss before income taxes		(95,773)	(48,490)

Income tax expense (recovery)	22	12,967	(134)
Net loss		$(108,740)	$(48,356)

Attributable to:
Equity holders of the Company		$(103,109)	$(41,017)
Non-controlling interests	16	(5,631)	(7,339)
		$(108,740)	$(48,356)

Loss per share attributable to the equity holders of the Company
Loss per share - basic and diluted		$(0.60)	$(0.24)
Weighted Average Number of Shares Outstanding		170,883,808	170,830,620

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Consolidated Statements of Comprehensive Income
(Expressed in thousands of U.S. dollars)

		Years Ended March 31,
	Notes	2015	2014

Net loss		$(108,740)	$(48,356)
Other comprehensive loss, net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment, net of tax of $nil		(5,059)	(5,941)
Items that will not subsequently be reclassified to net income or loss:
Unrealized loss on equity investments designated as FVTOCI, net of tax of $nil	7	(1,314)	(12,205)
Other comprehensive loss, net of taxes		$(6,373)	$(18,146)
Attributable to:
Equity holders of the Company		$(6,556)	$(18,357)
Non-controlling interests	16	183	211
		$(6,373)	$(18,146)
Total comprehensive loss, net of taxes		$(115,113)	$(66,502)

Attributable to:
Equity holders of the Company		$(109,665)	$(59,374)
Non-controlling interests		(5,448)	(7,128)
		$(115,113)	$(66,502)

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

		Years Ended March 31,
	Notes	2015	2014
Cash provided by
Operating activities
Net loss		$(108,740)	$(48,356)
Add (deduct) items not affecting cash:
Unwinding of discount of environmental rehabilitation		148	132
Depreciation, amortization and depletion		22,276	13,536
Share of (gain) loss in associate		(235)	87
Impairment on associate		-	2,304
Impairment of plant and equipment and mineral rights and properties		130,349	66,573
Write down of inventories	5	693	-
Income tax expense (recovery)		12,967	(134)
Interest income		(841)	(3,185)
Loss on investments		15	589
(Gain) loss on disposal of plant and equipment		(6)	154
Loss on disposal of mineral rights and properties		-	4,476
Share-based compensation		1,249	2,322
Income taxes paid		(8,096)	(6,571)
Interest received		841	3,185
Changes in non-cash operating working capital	27	3,525	1,006
Net cash provided by operating activities		54,145	36,118

Investing activities
Mineral rights and properties
Capital expenditures		(37,219)	(56,797)
Proceeds on disposals		-	13,349
Plant and equipment
Additions		(8,864)	(18,370)
Proceeds on disposals		394	1,418
Reclamation deposit paid		(794)	-
Net redemptions of short-term investments		2,194	31,750
Deposit received for sale of subsidiaries		-	8,160
Net cash used in investing activities		(44,289)	(20,490)

Financing activities
Related parties
Payments made		-	(1,207)
Non-controlling interests
Distribution		(3,214)	(6,521)
Cash dividends distributed		(3,004)	(16,331)
Proceeds from issuance of common shares		-	287
Net cash used in financing activities		(6,218)	(23,772)
Effect of exchange rate changes on cash and cash equivalents		(4,073)	(3,525)
Decrease in cash and cash equivalents		(435)	(11,669)
Cash and cash equivalents, beginning of the year		60,614	72,283
Cash and cash equivalents, end of the year		$60,179	$60,614
Supplementary cash flow information	27

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Consolidated Statements of Changes in Equity
(Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital
		Number of		Share option		Accumulated other comprehensive	Retained	Total equity attributable to the equity holders of	Non-controlling
	Notes	shares	Amount	reserve	Reserves	income (loss)	earnings	the Company	interests	Total equity
Balance, April 1, 2013		170,781,058	$233,082	$8,314	$24,717	$(1,495)	$155,817	$420,435	$77,668	$498,103
Options exercised		102,750	431	(144)	-	-	-	287	-	287
Share-based compensation		-	-	2,322	-	-	-	2,322	-	2,322
Dividends declared		-	-	-	-	-	(13,115)	(13,115)	-	(13,115)
Distribution to non-controlling interests		-	-	-	-	-	-	-	(6,521)	(6,521)
Disposition of non-controlling interests upon sale of a subsidiary		-	-	-	-	-	-	-	(1,723)	(1,723)
Contribution to reserves		-	-	-	692	-	(692)	-	-	-
Cumulative translation adjustment realized upon sale of a subsidiary		-	-	-	-	(289)	-	(289)	-	(289)
Comprehensive loss		-	-	-	-	(18,357)	(41,017)	(59,374)	(7,128)	(66,502)
Balance, March 31, 2014		170,883,808	$233,513	$10,492	$25,409	$(20,141)	$100,993	$350,266	$62,296	$412,562
Share-based compensation	13(b)	-	-	1,249	-	-	-	1,249	-	1,249
Dividends declared	13(c)	-	-	-	-	-	(2,973)	(2,973)	-	(2,973)
Distribution to non-controlling interests	16	-	-	-	-	-	-	-	(3,214)	(3,214)
Comprehensive loss		-	-	-	-	(6,556)	(103,109)	(109,665)	(5,448)	(115,113)
Balance, March 31, 2015		170,883,808	$233,513	$11,er741	$25,409	$(26,697)	$(5,089)	$238,877	$53,634	$292,511

See accompanying notes to the consolidated financial statements

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties. The Company’s producing mines and other current exploration and development projects are in China.

The Company is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange.

The head office, registered address and records office of the Company are located at 200 Granville Street, Suite 1378, Vancouver, British Columbia, Canada, V6C 1S4.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The policies applied in these consolidated financial statements are based on IFRS in effect as of March 31, 2015.

These consolidated financial statements were authorized for issue in accordance with a resolution of the Board of Directors dated on May 20, 2015.

(b)Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary; and has the ability to use its power to affect its returns. For non-wholly-owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheets. Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary.

Balances, transactions, revenues and expenses between the Company and its subsidiaries are eliminated on consolidation.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
		Place of	March 31,	March 31,	Mineral
Name of subsidiaries	Principal activity	incorporation	2015	2014	properties
Silvercorp Metals China Inc.	Holding company	Canada	100%	100%
Silvercorp Metals (China) Inc.	Holding company	China	100%	100%
0875786 B.C. LTD.	Mining	Canada	100%	100%
Fortune Mining Limited	Holding company	BVI (i)	100%	100%	RZY
Fortune Copper Limited	Holding company	BVI	100%	100%
Fortune Gold Mining Limited	Holding company	BVI	100%	100%
Victor Resources Ltd.	Holding company	BVI	100%	100%
Yangtze Mining Ltd.	Holding company	BVI	100%	100%
Victor Mining Ltd.	Holding company	Barbados	100%	100%
Yangtze Mining (H.K.) Ltd.	Holding company	Hong Kong	100%	100%
Fortune Gold Mining (H.K.) Limited	Holding company	Hong Kong	100%	100%
Wonder Success Limited	Holding company	Hong Kong	100%	100%
Henan Huawei Mining Co. Ltd. ("Henan Huawei")	Mining	China	80%	80%	HPG, LM
Henan Found Mining Co. Ltd. ("Henan Found")	Mining	China	77.5%	77.5%	Ying, TLP
Songxian Gold Mining Co., Ltd. ("SX Gold")	Mining	China	77.5%	77.5%	XHP
Xinshao Yunxiang Mining Co., Ltd. ("Yunxiang")	Mining	China	70%	70%	BYP
Guangdong Found Mining Co. Ltd. (Guangdong Found")	Mining	China	95%	95%	GC
(i) British Virgin Island ("BVI")

(c) Investments in Associates

An associate is an entity over which the Company has significant influence, and is not a subsidiary or joint venture. Significant influence is presumed to exist when the Company has power to be actively involved and influential in financial and operating policy decisions of the associate.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of profit and loss of the associate and for impairment losses after the initial recognition date. The Company’s share of comprehensive income or losses of associates are recognized in comprehensive income during the period. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate is impaired. When there is objective evidence that an investment in an associate is impaired, the carrying amount is compared to its recoverable amount, being the higher of its fair value less cost to sell and value in use. An impairment loss is recognized if the recoverable amount is less than its carrying amount. Impairment losses and reversal of impairment losses, if any, are recognized in net income in the period it occurs.

Details of the Company’s associate are as follows:

			Proportion of ownership interest held
		Place of	March 31,	March 31,
Name of associate	Principal activity	incorporation	2015	2014
New Pacific Metals Corp. ("NUX")	Mining	Canada	16.1%	16.1%

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(d)Business Combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the Company elects whether it measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in general and administrative expenses.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts held by the acquiree.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

(e) Foreign Currency Translation

The functional currency for each subsidiary of the Company is the currency of the primary economic environment in which the entity operates. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is the Canadian dollar (“CAD”). The functional currency of all Chinese subsidiaries is the Chinese Renminbi (“RMB”).

Foreign currency monetary assets and liabilities are translated into the functional currency using exchange rates prevailing at the balance sheet date. Foreign currency non-monetary assets are translated using exchange rates prevailing at the transaction date. Foreign exchange gains and losses are included in the determination of net income.

The consolidated financial statements are presented in U.S. dollars (“USD”). The financial position and results of the Company’s entities are translated from functional currencies to USD as follows:

  assets and liabilities are translated using exchange rates prevailing at the balance sheet date;

  income and expenses are translated using average exchange rates prevailing during the period; and

  all resulting exchange gains and losses are included in other comprehensive income.

The Company treats inter-company loan balances, which are not intended to be repaid in the foreseeable future, as part of its net investment. When a foreign entity is sold, the historical exchange differences plus the foreign exchange impact that arises on the transaction are recognized in the statement of income as part of the gain or loss on sale.

(f) Revenue Recognition

Sales of all metals products, which are contained in direct smelting ore or concentrates, are recognized as revenue. Revenue is recognized when the significant risks and rewards of ownership have passed to the buyer, it is probable that economic benefits associated with the transaction will flow to the Company, the

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

sale price can be measured reliably, the Company has no significant continuing involvement and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

These conditions for revenue are satisfied when the title passes to the customer. The passing of title to the customer is based on the terms of the sales contract, which is generally upon shipment of the products. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets. Under the Company’s concentrate sales contracts with third-party smelters, final commodity prices are set on a specified quotation period, typically ranging from ten to fifteen days around shipment date.

(g)Cash and Cash Equivalents

Cash and cash equivalents include cash, and short-term money market instruments that are readily convertible to cash with original terms of three months or less.

(h) Short-term Investments

Short-term investments consist of certificates of deposit and money market instruments, including cashable guaranteed investment certificates, bearer deposit notes and commercial paper with original terms of three months or more, but less than one year.

(i) Inventories

Inventories include metals contained in concentrates, direct smelting ore, stockpile ore and operating materials and supplies. The classification of metals inventory is determined by the stage at which the ore is in the production process. Mined materials that do not contain a minimum quantity of metal needed to compensate the estimated processing expenses for recovery of the contained metal, are not classified as inventory and are assigned no value.

Direct smelting ore and stockpiled ore are valued at the lower of mining cost and net realizable value. Mining cost includes the cost of raw material, mining contractor cost, direct labour costs, depletion and depreciation, and applicable production overheads, based on normal operating capacity. Concentrate inventories are valued at the lower of cost and net realizable value. The cost of concentrate inventories includes the mining cost for stockpiled ore milled, freight charges for shipping stockpile ore from mine sites to mill sites and milling cost. Milling cost includes cost of materials and supplies, direct labour costs, and applicable production overheads cost, based on normal operating capacity. Material and supplies are valued at the lower of cost, determined on a weighted average cost basis, and net realizable value.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sales.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(j) Plant and Equipment

Plant and equipment are initially recorded at cost, including all directly attributable costs to bring the assets to the location and condition necessary for it to be capable of operating in the manner intended by management. Plant and equipment are subsequently measured at cost less accumulated depreciation and impairment losses. Depreciation is computed on a straight-line basis based on the nature and useful lives of the assets. The significant classes of plant and equipment and their estimated useful lives are as follows:

Building	20 years
Office equipment	5 years
Machinery	5-10 years
Motor vehicle	5 years
Land use right	50 years
Leasehold improvement	5 years

Subsequent costs that meet the asset recognition criteria are capitalized, while costs incurred that do not extend the economic useful life of an asset are considered repairs and maintenance, which are accounted for as an expense recognized during the period.

Assets under construction are capitalized as construction-in-progress. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress assets are transferred to other respective asset classes and are depreciated when they are completed and available for use.

(k) Mineral Rights and Properties

The cost of acquiring mineral rights and properties either as an individual asset purchase or as part of a business combination is capitalized and represents the property’s fair value at the date of acquisition. Fair value is determined by estimating the value of the property’s reserves, resources and exploration potential. The cost of acquiring or renewing an exploration permit or mining permit is capitalized.

Exploration and evaluation costs incurred associated with specific mineral rights and properties prior to demonstrable technical feasibility and commercial viability of extracting a mineral resource are capitalized.

The Company determines that a property is in the development stage when it has completed a positive economic analysis of the mineral deposit. Subsequent development costs incurred prior to the commercial production stage are capitalized and included in the carrying amount of the related property in the period incurred. Proceeds from sales during this period, if any, are offset against costs capitalized.

When a property has achieved operational results that are expected to remain at a sustainable operational level over a period of time, it enters the commercial production stage. Quantitative and qualitative factors indicating the achievement of commercial production stage include but are not limited to the following:

  A significant portion of planned capacity, production levels, grades and recovery rate are achieved at a sustainable level; - completion of major mine and plant components; 10

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

  significant milestones such as obtaining necessary permits and production inputs are achieved to allow continuous and sustainable operations; and

  management’s intended operating results are being achieved consistently for a period of time.

Production costs incurred during commercial production stage are included in property operating costs. Development costs incurred during commercial production stage that provide access to reserve and resources that will be produced in future periods that would not have otherwise been accessible are capitalized.

Upon commencement of commercial production, mineral rights and properties and capitalized expenditures are depleted over the mine’s estimated life using the units of production method calculated based on proven and probable reserves. Estimation of proven and probable reserves for each property is updated when relative information is available; the result will be prospectively applied to calculate depletion amounts for future periods. If commercial production commences prior to the determination of proven and probable reserves, depletion is calculated based on the mineable portion of measured and indicated resources.

(l) Impairment of Long-lived Assets

Long-lived assets, including mineral rights and properties, plant and equipment are reviewed and tested for impairment when indicators of impairment are considered to exist. Impairment assessments are conducted at the level of cash-generating units (“CGU”), which is the lowest level for which identifiable cash inflows are largely independent of the cash inflows of other assets. An impairment loss is recognized for any excess of carrying amount of a CGU over its recoverable amount, which is the greater of its fair value less costs to sell and value in use. For mineral rights and properties and processing facilities, the recoverable amount is estimated as the discounted future net cash flows expected to be derived from expected future production, metal prices, and net proceeds from the disposition of assets on retirement, less operating and capital costs. Impairment losses are recognized in the period they are incurred.

For exploration and evaluation assets, indication of impairment includes but is not limited to, expiration of the right to explore, abandonment of the property, substantive expenditures in the specific area are neither budgeted nor planned, and exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources.

Impairment losses are reversed if the conditions that gave rise to the impairment are no longer present and it has been determined that the asset is no longer impaired as a result. This reversal is recognized in net income in the period the reversal occurs limited by the carrying value that would have been determined, net of any depreciation, had no impairment charge been recognized in prior years.

(m) Environmental Rehabilitation Provision

The mining, extraction and processing activities of the Company normally give rise to obligations for site closure or rehabilitation. Closure and decommissioning works can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. Provisions for the cost of each closure and rehabilitation program are recognized at the time when environmental disturbance occurs. When the extent of disturbance increases

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

over the life of an operation, the provision is increased accordingly. Costs included in the provision encompass all closure and decommissioning activity expected to occur progressively over the life of the operation and at the time of closure in connection with disturbances at the reporting date. Routine operating costs that may impact the ultimate closure and decommissioning activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision.

Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event gives rise to an obligation which is probable and capable of reliable estimation. The timing of the actual closure and decommissioning expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions, and the environment in which the mine operates. Expenditure may occur before and after closure and can continue for an extended period of time dependent on closure and decommissioning requirements.

Closure and decommissioning provisions are measured at the expected amount of future cash flows, discounted to their present value and determined according to the probability of alternative estimates of cash flows occurring for each operation. Discount rates used are specific to the underlying obligation. Significant judgments and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements which give rise to a constructive or legal obligation.

When provisions for closure and decommissioning are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and decommissioning activities is recognized in Mineral Rights and Properties and depleted accordingly. The value of the provision is progressively increased over time as the effect of discounting unwinds, creating an expense recognized in finance expenses. Closure and decommissioning provisions are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost.

Adjustments to the estimated amount and timing of future closure and decommissioning cash flows are a normal occurrence in light of the significant judgments and estimates involved. The provision is reviewed at the end of each reporting period for changes to obligations, legislation or discount rates that impact estimated costs or lives of operations and adjusted to reflect current best estimate.

The cost of the related asset is adjusted for changes in the provision resulting from changes in the estimated cash flows or discount rate and the adjusted cost of the asset is depreciated prospectively.

(n) Borrowing Costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset, which necessarily takes a substantial period of time to get ready for its intended use or sale, are capitalized as part of the cost of that asset. All other borrowing costs are expensed in the period in which they are incurred.

(o) Share-based Payments

The Company recognizes share-based compensation expense for all stock options awarded to employees, officers, directors, and consultants using the fair value method. The fair value of the stock options at the 12

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

date of grant is expensed over the vesting periods of the stock options with a corresponding increase to equity. The fair value of options granted to employees, officers, and directors is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. The fair value of stock options granted to consultants is measured at the fair value of the services delivered unless that fair value cannot be estimated reliably, which then is determined using the Black-Scholes option pricing model. Stock options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. Forfeitures are accounted for using estimates based on historical actual forfeiture data. Share-based compensation expenses for options granted to those working in exploration are capitalized in mineral rights and properties.

Upon the exercise of the stock option, consideration received and the related amount transferred from contributed surplus are recorded as share capital.

(p)Income Taxes

Current tax for each taxable entity is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the balance sheet date and includes adjustments to tax payable or recoverable in respect to previous periods.

Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax is recognized using the balance sheet liability method on temporary differences at the reporting date between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses, can be utilized, except:

  where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

  in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Deferred income tax relating to items recognized outside profit or loss is recognized in other comprehensive income or directly in equity.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

(q)Earnings per Share

Earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For stock options and warrants, the number of additional shares for inclusion in diluted earnings per share calculations is determined by the options and warrants, whose exercise price is less than the average market price of our common shares, are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options, and repurchased from proceeds, is included in the calculation of diluted earnings per share.

(r) Financial Instruments

The Company had previously early adopted IFRS 9 (2010) to account for its financial instruments.

Initial recognition:
On initial recognition, all financial assets and financial liabilities are recorded at fair value adjusted for directly attributable transaction costs except for financial assets and liabilities classified as fair value through profit or loss (“FVTPL”), in which case transaction costs are expensed as incurred.

Subsequent measurement of financial assets:
Subsequent measurement of financial assets depends on the classification of such assets.

I.	Non-equity instruments:

IFRS 9 includes a single model that has only two classification categories for financial instruments other than equity instruments: amortized cost and fair value. To qualify for amortized cost accounting, the instrument must meet two criteria:

i.	The objective of the business model is to hold the financial asset for the collection of the cash flows; and
ii.	All contractual cash flows represent only principal and interest on that principal.

All other instruments are mandatorily measured at fair value.

II.	Equity instruments:

At initial recognition, for equity instruments other than held for trading, the Company may make an irrevocable election to designate it as either FVTPL or fair value through other comprehensive income (“FVTOCI”).

Financial assets classified as amortized cost are measured using the effective interest method. Amortized cost is calculated by taking into account any discount or premiums on acquisition and fees that are an

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

integral part of the effective interest method. Amortization from the effective interest method is included in finance income.

Financial assets classified as FVTPL are measured at fair value with changes in fair values recognized in profit or loss. Equity investments designated as FVTOCI are measured at fair value with changes in fair values recognized in other comprehensive income (“OCI”). Dividends from that investment are recorded in profit or loss when the Company's right to receive payment of the dividend is established unless they represent a recovery of part of the cost of the investment.

Impairment of financial assets carried at amortized cost:
The Company assesses at the end of each reporting period whether there is objective evidence that financial assets or group of financial assets measured at amortized cost are impaired. Impairment losses and reversal of impairment losses, if any, are recognized in profit or loss in the period they are incurred.

Subsequent measurement of financial liabilities:
Financial liabilities classified as amortized cost are measured using the effective interest method. Amortized cost is calculated by taking into account any discount or premiums on acquisition and fees that are an integral part of the effective interest method. Amortization using the effective interest method is included in finance costs.

Financial liabilities classified as FVTPL are measured at fair value with gains and losses recognized in profit or loss.

The Company classifies its financial instruments as follows:

  Financial assets classified as FVTPL: cash and cash equivalents and other investments - warrants;

  Financial assets classified as FVTOCI: other investments - common shares;

  Financial assets classified as amortized cost: short-term investments, trade and other receivables and due from related parties;

  Financial liabilities classified as amortized cost: accounts payable and accrued liabilities, dividends payable and due to related parties.

Derecognition of financial assets and financial liabilities:
A financial asset is derecognized when:

  The rights to receive cash flows from the asset have expired; or

  The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass- through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Gains and losses on derecognition of financial assets and liabilities classified as amortized cost are recognized in profit or loss when the instrument is derecognized or impaired, as well as through the amortization process.

Gains and losses on derecognition of equity investments designated as FVTOCI (including any related foreign exchange component) are recognized in OCI. Amounts presented in OCI are not subsequently transferred to profit or loss, although the cumulative gain or loss may be transferred within equity.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability. In this case, a new liability is recognized, and the difference in the respective carrying amounts is recognized in the statement of income.

Offsetting of financial instruments:
Financial assets and liabilities are offset and the net amount is reported in the consolidated balance sheet if and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle liabilities simultaneously.

Fair value of financial instruments:
The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without deduction for transaction costs. For financial instruments that are not traded in active markets, the fair value is determined using appropriate valuation techniques, such as using a recent arm’s length market transaction between knowledgeable and willing parties, discounted cash flow analysis, reference to the current fair value of another instrument that is substantially the same, or other valuation models.

(s) Government Assistance

Refundable mining exploration tax credits received from eligible mining exploration expenditures and other government grants received for project construction and development reduce the carrying amount of the related mineral rights and properties or plant and equipment assets. The depletion or depreciation of the related mineral rights and properties or plant and equipment assets is calculated based on the net amount.

Government subsidies as compensation for expenses already incurred are recognized in profit and loss during the period in which it becomes receivable.

(t) Assets Held for Sale

A non-current asset or disposal group of assets and liabilities (“disposal group”) is classified as held for sale when the sale is highly probable, the asset or disposal group is available for immediate sale in its present condition and management is committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

(u) Significant Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these judgments and estimates are continuously evaluated and are based on management’s experience and best knowledge of relevant facts and circumstances, actual results may differ from these estimates.

Areas of significant judgments include:

  Capitalization of expenditures with respect to exploration, evaluation and development costs to be

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)
  included in mineral rights and properties.

  Anticipated reinvestment of undistributed earnings of foreign subsidiaries, therefore no withholding taxes was accrued.

  Accounting and impairment assessment for equity investments and investment in associates.

  Determination of functional currency for each subsidiary.

  Determination of the components of each CGU.

  Commencement of commercial production.

Areas of significant estimates include:

Ore reserve and mineral resource estimates
Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex engineering and geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with engineering and geological assumptions and judgements made in estimating the size and grade of the ore body.

The Company estimates ore reserves in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous assumptions including:

  Future production estimates – which include proved and probable reserves, resource estimates and committed expansions;

  Expected future commodity prices, based on current market price, forward prices and the Company’s assessment of the long-term average price; and

  Future cash costs of production, capital expenditure and rehabilitation obligations.

As the economic assumptions change and as additional geological information is produced during the operation of a mine, estimates of reserves may change. Such changes may impact the Company’s reported financial position and results which include:

  The carrying value of mineral rights and properties and plant and equipment may be affected due to changes in estimated future cash flows;

  Depreciation and depletion charges in net income may change where such charges are determined using the units of production method, or where the useful life of the related assets change; and

  The recognition and carrying value of deferred income tax assets may change due to changes in the judgements regarding the existence of such assets and in estimates of the likely recovery of such assets.

Impairment of assets
Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is determined as the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices (considering current and historical prices, price trends and related factors), discount rates, operating costs, future capital requirements, closure and rehabilitation costs, exploration potential, reserves and operating performance (which includes production and sales volumes). These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact these projections,

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

which may impact the recoverable amount of assets and/or CGUs. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account. Cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

(v) Adoption of new accounting standards

IFRIC 21 – Levies, an interpretation of IAS 37 was issued by the IASB in May 2013, provides interpretation on when to recognize a liability for a levy imposed by a government and clarifies the criteria for the recognition of a liability. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The adoption of this standard had an insignificant impact on the Company.

The IASB made certain amendments to the following IFRSs and IASs effective April 1, 2014:

IFRS 10 – Consolidated Financial Statements
IFRS 12 – Disclosure of Interests in Other Entities
IAS 27 – Separate Financial Statements
IAS 32 – Financial Instruments: Presentation
IAS 36 – Impairment of Assets
IAS 39 – Financial Instruments: Recognition and Measurement

The amendments did not have an impact on the Company's consolidated financial statements. The Company has not early adopted any other amendment, standard or interpretation that has been issued by the IASB but is not yet effective.

(w) Accounting standards issued but not yet in effective

IFRS 15 – Revenue from contracts with customers, the standard on revenue from contacts with customers was issued on May 28, 2014 and may be effective for annual reporting periods beginning on or after January 1, 2017 for public entities with early adoption permitted. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is assessing the impact of this standard.

3.	SHORT-TERM INVESTMENTS

As at March 31, 2015, short-term investments consist of the following:

	Carrying value	Interest rates	Maturity
Bankers acceptance	$177		April 28, 2015
Term deposits	4,410	1.75% - 3.7%	April 22 - September 8, 2015
Bonds	3,119	1.09% - 3.00%	February 16, 2016 - July 17, 2017
Short-Term ETF	1,637
	$9,343

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

As at March 31, 2014, short-term investments consist of the following:

	Carrying value	Interest rates	Maturity
Bankers acceptance	$3,217	5.24%	May 6, 2014
Term deposits	776	1.05% - 2.86%	May 31 - August 31, 2014
Bonds	7,286	1.85% - 4.00%	June 3 - December 1, 2014
Short-Term ETF	1,585
	$12,864

4.	ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	March 31, 2015	March 31, 2014
Trade receivables	$-	$115
Other receivables	1,278	3,889
	$1,278	$4,004

5.	INVENTORIES

Inventories consist of the following:

	March 31, 2015	March 31, 2014
Direct smelting ore and stockpile ore	$565	$336
Concentrate inventory	2,460	773
Total stockpile and concentrate	3,025	1,109
Material and supplies	3,874	4,253
	$6,899	$5,362

The amount of inventories recognized as expense during the years ended March 31, 2015 and March 31, 2014 was equivalent to the cost of sales, which included an impairment charge of $693 (year ended March 31, 2014 - $nil) to record stockpile and concentrate inventories at net realizable value.

6.	INVESTMENT IN AN ASSOCIATE

New Pacific Metals Corp. (“NUX”) is a Canadian public company listed on the TSX (symbol: NUX). NUX is a related party of the Company by way of two common directors and officers.

As at March 31, 2015, the Company owned 10,806,300 common shares (March 31, 2014 – 10,806,300) of NUX, representing an ownership interest of 16.1% (March 31, 2014 – 16.1%).

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company accounts for its investment in NUX common shares using the equity method as it is able to exercise significant influence over the financial and operating policies of NUX. The summary of the investment in NUX common shares and its market value as at the respective balance sheet dates are as follows:

			Value of NUX's
	Number of		common shares per
	shares	Amount	quoted market price
Balance, April 1, 2013	10,806,300	$6,523	$6,703
Share of loss		(87)
Impairment		(2,304)
Foreign exchange impact		(417)
Balance, March 31, 2014	10,806,300	$3,715	$3,715
Share of income		235
Foreign exchange impact		(501)
Balance, March 31, 2015	10,806,300	$3,449	$1,448

For the year ended March 31, 2015, the Company did not recognize any impairment loss for the investment in NUX. For the year ended March 31, 2014, an impairment loss of $2,304 was recognized based on the quoted market price of NUX common shares.

7.	OTHER INVESTMENTS

		March 31, 2015	March 31, 2014
Equity investments designated as FVTOCI
Publicly-traded companies	(a)	$892	$2,377
Yongning Smelting Co. Ltd.	(b)	-	-
Jinduicheng Xise (Canada) Co. Ltd.	(c)	-	-
Warrants	(a)	-	16
		$892	$2,393

(a) Investments in publicly-traded companies with no significant influence

Investments in publicly-traded companies represent equity interests of other publicly-trading mining companies that the Company has acquired through the open market or through private placements. These equity interests are for long-term investment purposes and consist of common shares and warrants. Common shares are designated as FVTOCI and are measured at fair value on initial recognition and subsequent measurement. As of March 31, 2015, none of the shares held by the Company represented more than 10% of the respective outstanding shares of investees.

Warrants, by their nature, meet the definition of derivatives and are classified as FVTPL. The fair value of the warrants was determined using the Black-Scholes pricing model as at the acquisition date as well as at each period end. For the year ended March 31, 2015, fair value changes in the amount of $15 were recorded in loss on investments (year ended March 31, 2014 – loss of $589).

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Common shares:

		Accumulated mark-to-market
	Fair value	loss included in OCI
April 1, 2013	$5,236	$(2,403)
Unrealized loss on equity investments designated as FVTOCI	(2,554)	(2,554)
Impact of foreign currency translation	(305)	-
March 31, 2014	$2,377	$(4,957)
Unrealized loss on equity investments designated as FVTOCI	(1,314)	(1,314)
Impact of foreign currency translation	(171)	-
March 31, 2015	$892	$(6,271)

Warrants:

		Accumulated mark-to-market loss
	Fair value	included in net income
April 1, 2013	$627	$(935)
Loss on investments	(589)	(589)
Impact of foreign currency translation	(22)	-
March 31, 2014	$16	$(1,524)
Loss on investments	(15)	(15)
Impact of foreign currency translation	(1)	-
March 31, 2015	$-	$(1,539)

(b) Luoyang Yongning Smelting Co. Ltd. (“Yongning Smelting”)

Yongning Smelting is a private company based in China. The Company invested in Yongning Smelting through its subsidiary Henan Found. As at March 31, 2015, the Company’s total investment in Yongning Smelting represents 15% (March 31, 2014 – 15%) of Yongning Smelting’s total equity. The fair value of the investment as at March 31, 2015 was determined to be $nil (March 31, 2014 - $nil), using a market based approach taking into consideration Yongning Smelting’s operational data and its financial position. In addition, Yongning Smelting has incurred significant loss since its inception and its smelting operations has been suspended and placed on hold as of March 31, 2015. The investment in Yongning Smelting is considered for long-term investment purposes and consists of common shares of Yongning. The maximum risk exposure would be the amount the Company invested in Yongning Smelting.

(c) Jinduicheng Xise (Canada) Co. Ltd. (“Jinduicheng”)

Jinduicheng is a Canadian private holding company, with primary assets holding 100% interest in a Canadian private mining company, Yukon Zinc Mining Corporation (“Yukon Zinc”). The Company invested in Jinduicheng through a private placement by subscribing common shares of Jinduicheng. As at March 31, 2015, the Company’s total investment in Jinduicheng represents 6% (March 31, 2014 - 6%) of Jinduicheng’s total equity. The fair value of the investment as at March 31, 2015 was determined to be $nil (March 31, 2014 - $nil), using a market based approach taking into consideration of Jinduicheng’s consolidated mineral reserve and resource data and its consolidated financial position. Jinduicheng has incurred significant losses since its inception and Yukon Zinc has suspended its mining operations and currently is granted creditor protection under the Companies’ Creditors Arrangement. The investment in Jinduicheng is considered for long-term investment purposes and the maximum risk exposures would be the amount the Company invested in the common shares of Jinduicheng.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

8.	PLANT AND EQUIPMENT

Plant and equipment consist of:

	Land use
	rights and	Office		Motor	Construction
Cost	building	equipment	Machinery	vehicles	in progress	Total
Balance as at April 1, 2013	$56,006	$5,289	$20,013	$6,859	$33,846	$122,013
Additions	1,018	1,421	2,593	815	6,091	11,938
Disposals	(5,594)	(364)	(1,191)	(499)	(64)	(7,712)
Reclassification of asset groups(1)	29,498	38	4,392	2	(33,930)	-
Impact of foreign currency translation	(591)	(117)	(107)	(14)	442	(387)
Balance as at March 31, 2014	$80,337	$6,267	$25,700	$7,163	$6,385	$125,852
Additions	2,257	364	1,642	459	1,929	6,651
Disposals	(107)	(19)	(231)	(368)	-	(725)
Reclassification of asset groups(1)	4,783	-	-	-	(4,783)	-
Impact of foreign currency translation	134	(120)	72	20	20	126
Ending balance as at March 31, 2015	$87,404	$6,492	$27,183	$7,274	$3,551	$131,904

Impairment, accumulated depreciation and amortization
Balance as at April 1, 2013	$(7,119)	$(2,206)	$(6,458)	$(2,713)	$-	$(18,496)
Disposals	561	233	388	380	-	1,562
Depreciation and amortization	(2,818)	(1,127)	(2,104)	(1,151)	-	(7,200)
Impact of foreign currency translation	76	27	38	17	-	158
Balance as at March 31, 2014	$(9,300)	$(3,073)	$(8,136)	$(3,467)	$-	$(23,976)
Impairment loss	(28,097)	(403)	(6,113)	(533)	(59)	(35,205)
Disposals	7	16	81	233	-	337
Depreciation and amortization	(3,914)	(931)	(2,452)	(1,123)	-	(8,420)
Impact of foreign currency translation	57	110	(19)	(9)	-	139
Ending balance as at March 31, 2015	$(41,247)	$(4,281)	$(16,639)	$(4,899)	$(59)	$(67,125)

Carrying amounts
Balance as at March 31, 2014	$71,037	$3,194	$17,564	$3,696	$6,385	$101,876
Ending balance as at March 31, 2015	$46,157	$2,211	$10,544	$2,375	$3,492	$64,779

(1) when an asset is available for use, it is reclassified from construction in progress to one of the appropriate plant and equipment categories.

During the year ended March 31, 2015, certain plant and equipment were disposed for proceeds of $394 (year ended March 31, 2014 - $nil) and gain of $6 (year ended March 31, 2014 – loss of $154).

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

	Producing and development properties			Exploration and evaluation properties
Cost	Ying Mining District	BYP	GC	XBG	XHP	RZY	Silvertip	Total
Balance as at April 1, 2013	$133,992	$62,889	$93,959	$13,491	$19,909	$229	$28,664	$353,133
Capitalized expenditures	30,402	1,480	15,899	363	1,838	-	930	50,912
Environmental rehabiliation	(79)	(27)	(24)	-	(15)	-	-	(145)
Disposition of mineral property	-	-	-	(14,054)	-	-	(28,943)	(42,997)
Foreign currecy translation impact	(570)	581	(364)	200	(38)	(19)	(651)	(861)
Balance as at March 31, 2014	$163,745	$64,923	$109,470	$-	$21,694	$210	$-	$360,042
Capitalized expenditures	30,389	355	3,330	-	389	-	-	34,463
Mine right fee (note 10)	17,439	-	-	-	-	-	-	17,439
Environmental rehabiliation	6,973	31	(64)	-	(21)	-	-	6,919
Foreign currecy translation impact	156	44	108	-	55	(27)	-	336
Ending balance as at March 31, 2015	$218,702	$65,353	$112,844	$-	$22,117	$183	$-	$419,199

Impairment and accumulated depletion
Balance as at April 1, 2013	$(30,250)	$(5,996)	$-	$-	$(209)	$-	$-	$(36,455)
Impairment loss	-	(49,606)	-	(1,554)	-	-	(15,413)	(66,573)
Depletion	(5,728)	(1,796)	-	-	(332)	-	-	(7,856)
Disposition of mineral property	-	-	-	1,554	-	-	15,413	16,967
Foreign currecy translation impact	98	30	-	-	5	-	-	133
Balance as at March 31, 2014	$(35,880)	$(57,368)	$-	$-	$(536)	$-	$-	$(93,784)
Impairment Loss	-	-	(73,565)	-	(21,579)	-	-	(95,144)
Depletion	(9,858)	(311)	(5,392)	-	(18)	-	-	(15,579)
Foreign currecy translation impact	(95)	(22)	201	-	16	-	-	100
Ending balance as at March 31, 2015	$(45,833)	$(57,701)	$(78,756)	$-	$(22,117)	$-	$-	$(204,407)

Carrying amounts
Balance as at March 31, 2014	$127,865	$7,555	$109,470	$-	$21,158	$210	$-	$266,258
Balance as at March 31, 2015	$172,869	$7,652	$34,088	$-	$-	$183	$-	$214,792

10.	MINE RIGHT FEE PAYABLE

During the year ended March 31, 2015, the Company accrued a mine right fee of $17,439 (RMB ¥107.04 million) to be paid to the Chinese government as part of its requirement to renew the mining permit for its Ying mine (see note 9). The mine right fee will be paid in five annual installments and carries interest at a prevailing commercial bank loan interest rate in China. On October 18, 2014, the first installment of $3,584 (RMB ¥22 million) was paid. As of March 31, 2015, the prevailing commercial bank loan interest rate was approximately 6.0%. For the year ended March 31, 2015, interest of $320 (year ended March 31, 2014 - $nil) was accrued and expensed through finance costs (see note 21).

Details of the installments for mine right fee are as follow:

Mine right fee payable	March 31, 2015	March 31, 2014
Current portion	$4,292	$-
Non-current portion	9,746	-
	$14,038	$-

11.	IMPAIRMENT

During the year ended March 31, 2015, due to declining metal prices and the market capitalization of the Company being lower than the carrying value of its net assets, the Company assessed the recoverable amount of each cash-generating unit (“CGU”) to determine if there were any impairments in the year.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The recoverable amounts of the Company’s mineral rights and properties along with the associated plant and equipment are determined based on the relevant CGU’s future cash flows expected to be derived and represent each CGU’s fair value less estimated costs to sell (“FVLCTS”). The cash flows were determined based on cash flow projections which incorporate management’s best estimates of future metal prices, production levels, recoverable reserves and resources, operating costs, capital expenditures, tax rates, foreign exchange rates, discount rates and net asset value (“NAV”) multiples over the life of the properties. The significant assumptions used in calculating the Company’s cash flows included long-term metal price projections summarized in the following table, an average discount rate of 12.88% (March 31, 2014 – 8.00%), an income tax rate of 25% (March 31, 2014 – 25%), and recoverable reserves and resources based on the most recent 43-101 technical reports. Management’s estimate of FVLCTS is classified as level 3 in the fair value hierarchy.

		As at March 31, 2015			As at March 31, 2014
		2016-2019			2015-2018
Commodity Prices	2015	Average	Long-term	2014	Average	Long-term
Silver (per ounce)	$16.43	$18.75	$20.24	$20.24	$20.56	$19.30
Gold (per ounce)	$1,207	$1,214	$1,205	$1,263	$1,200	$1,103
Lead (per pound)	$0.93	$1.11	$1.11	$0.99	$1.08	$1.06
Zinc (per pound)	$1.02	$1.19	$1.06	$0.94	$1.03	$1.01

Based on the impairment assessment performed by the Company on its CGUs as at March 31, 2015 and 2014, the Company concluded that the following properties had estimated recoverable amount below their carrying values and impairment charges were required:

			Year ended March 31, 2015
		Mineral rights and	Plant and
Reporting Segment	Property	properties	equipment	Total	Estimated FVLCTS
Guangdong	GC	$73,565	$27,419	$100,984	$46,806
Other	XHP	21,579	7,786	29,365	-
Impairment of plant and equipment and mineral rights and properties		$95,144	$35,205	$130,349
Deferred income tax recovery		(423)	-	(423)
Impairment of plant and equipment and mineral rights and properties, net of tax		$94,721	$35,205	$129,926

			Year ended March 31, 2014
		Mineral rights and	Plant and
Reporting Segment	Property	properties	equipment	Total	Estimated FVLCTS
Hunan	BYP	$49,606	$-	$49,606	$14,048
Other	XBG	1,554	-	1,554	16,971
Vancouver	Silvertip	15,413	-	15,413	14,948
rights and properties		$66,573	$-	$66,573
Deferred income tax recovery		(12,081)	-	(12,081)
rights and properties, net of tax		$54,492	$-	$54,492

The Company performed a sensitivity analysis on metal price, which is the key assumption that impacts the impairment calculations. The Company assumed a negative 10% change for the assumption, taking long-term metal price from $1,205 per ounce down to $1,085 per ounce for gold, $20.24 per ounce down to $18.22 per ounce for silver, $1.11 per pound down to $1.00 per pound for lead and $1.06 per pound down to $0.95 per pound for zinc, while holding all other assumptions constant.

The Company noted that this 10% decrease in metal price would cause the carrying value of the BYP property to exceed its FVLCTS and widen the gap between the carrying value and FVLCTS for the GC

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

property. The following table summarized the increase of impairment charges for the properties with the 10% decrease in the metal price assumption as discussed above:

			Year ended March 31, 2015
		Mineral rights and	Plant and
Reporting Segment	Property	properties	equipment	Total	Estimated FVLCTS
Guangdong	GC	$17,247	$6,428	$23,675	$23,131
Hunan	BYP	2,847	2,236	5,083	8,585
Impairment of plant and equipment and mineral rights and properties		$20,094	$8,664	$28,758
Deferred income tax recovery		(802)	-	(802)
Impairment of plant and equipment and mineral rights and properties, net of tax		$19,292	$8,664	$27,956

12.	ENVIRONMENTAL REHABILITATION

The following table presents the reconciliation of the beginning and ending obligations associated with the retirement of the properties:

Total
Balance, April 1, 2013	$5,974
Unwinding of discount of environmental rehabilitation	132
Revision of provision	(145)
Disposition upon sale of a subsidiary	(140)
Foreign exchange impact	(2)
Balance, March 31, 2014	$5,819
Unwinding of discount of environmental rehabilitation	148
Revision of provision	6,919
Foreign exchange impact	12
Balance, March 31, 2015	$12,898

As at March 31, 2015, the total undiscounted amount of estimated cash flows required to settle the Company’s environmental rehabilitation provision is $22,927 (March 31, 2014 - $7,110) over the next twenty nine years, which has been discounted using an average discount rate of 3.85% (March 31, 2014 –2.60%). During the year ended March 31, 2015, the Company’s estimate for its environmental rehabilitation provision increased by $6,919 due to changes in discount rates, certain economic assumptions and revised cash flow estimates.

13.	SHARE CAPITAL

(a) Authorized

Unlimited number of common shares without par value. All shares issued as at March 31, 2015 were fully paid.

(b) Stock options

The Company has a stock option plan which allows for the maximum number of common shares to be reserved for issuance on the exercise of options granted under the stock option plan to be a rolling 10% of the issued and outstanding common shares from time to time. The maximum exercise period may not exceed 10 years from the date of the grant of the options to employees, officers, and consultants. The following is a summary of option transactions:

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

		Weighted average
	Number of	exercise price per
	shares	share CAD$
Balance, April 1, 2013	4,503,969	$6.58
Options granted	1,253,500	3.23
Options exercised	(102,750)	2.89
Options forfeited	(364,312)	6.07
Options expired	(222,500)	6.16
Balance, March 31, 2014	5,067,907	$5.88
Options granted	1,320,200	1.75
Options forfeited	(903,750)	5.11
Options expired	(743,001)	4.19
Balance, March 31, 2015	4,741,356	$5.15

During the year ended March 31, 2015, a total of 1,320,200 options with a life of five years were granted to directors, officers, and employees at exercise prices of CAD$1.75 - CAD$1.76 per share subject to a vesting schedule over a four-year term with 6.25% options vesting every three months from the date of grant.

During the year ended March 31, 2015, no options were exercised (year ended March 31, 2014 – 102,750 options exercised at a weighted average share price of $3.34 per share).

The fair value of stock options granted during the years ended March 31, 2015 and 2014 were calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

		Years ended March 31,
	2015	2014
Risk free interest rate	1.13%	1.38%
Expected life of option in years	3.01 years	3.12 years
Expected volatility	53%	56%
Expected dividend yield	1.14%	3.11%
Estimated forfeiture rate	11%	11%
Weighted average share price at date of grant	$1.75	$3.23

The weighted average grant date fair value of options granted during the year ended March 31, 2015 was CAD$0.59 (year ended March 31, 2014 - CAD$1.05). Volatility was determined based on the historical volatility of the Company’s shares over the estimated life of stock options. For the year ended March 31, 2015, a total of $1,249 (year ended March 31, 2014 - $2,322) in share-based compensation expense was recognized and included in the general and administrative expenses on the consolidated statements of income.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes information about stock options outstanding at March 31, 2015:

	Number of options	Weighted average		Number of options
Exercise price	outstanding at	remaining contractual	Weighted average	exercisable at March	Weighted average
in CAD$	March 31, 2015	life (Years)	exercise price in CAD$	31, 2015	exercise price in CAD$
$1.75	701,000	4.16	$1.75	131,438	$1.75
$1.76	442,950	4.54	$1.76	27,690	$1.76
$2.98	286,000	3.81	$2.98	71,500	$2.98
$3.25	295,000	3.17	$3.25	129,067	$3.25
$3.41	381,000	3.45	$3.41	142,877	$3.41
$3.91	292,000	2.93	$3.91	146,000	$3.91
$5.35	297,500	2.36	$5.35	185,940	$5.35
$5.40	296,000	2.68	$5.40	166,504	$5.40
$6.53	232,000	2.21	$6.53	159,504	$6.53
$6.69	392,000	1.93	$6.69	294,000	$6.69
$7.27	235,500	1.65	$7.27	191,348	$7.27
$7.40	126,000	0.05	$7.40	126,000	$7.40
$8.23	237,625	0.51	$8.23	237,625	$8.23
$9.20	203,500	1.18	$9.20	178,065	$9.20
$12.16	173,781	0.76	$12.16	173,781	$12.16
$14.96	149,500	1.02	$14.96	140,160	$14.96

$1.75 - 14.96	4,741,356	2.73	$5.15	2,501,499	$6.80

Subsequent to March 31, 2015, a total of 126,000 options were expired.

(c) Cash dividends declared and distributed

During the year ended March 31, 2015, dividends of $2,973 (year ended March 31, 2014 - $13,115) were declared, which was a cash dividend of $0.02 per share (year ended March 31, 2014 - $0.08 per share).

(d) Normal course issuer bid

On December 19, 2014, the Company announced a normal course issuer bid (“NCIB”) which allows it to acquire up to 16.5 million of its own common shares. As at March 31, 2015, no shares have been acquired by the Company.

(e) Loss per share (basic and diluted)

		For the years ended March 31,
		2015			2014
	Loss	Shares	Per-Share	Loss	Shares	Per-Share
	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount
Net loss attributable to equity holders of the Company	$(103,109)			$(41,017)

Basic loss per share	(103,109)	170,883,808	$(0.60)	$(41,017)	170,830,620	$(0.24)
Effect of dilutive securities:
Stock options	-	-		-	-
Diluted loss per share	$(103,109)	170,883,808	$(0.60)	$(41,017)	170,830,620	$(0.24)

Anti-dilutive options and warrants that are not included in the diluted EPS calculation were 3,647,406 for the year ended March 31, 2015 (year ended March 31, 2014 – 5,117,907).

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(f) Warrants

As at March 31, 2015, the Company has 50,000 outstanding warrants at an exercise price of CAD$6.76 per share (March 31, 2014 – 50,000 outstanding warrants at an exercise price of CAD$6.76 per share). The warrants have an expiry date of July 30, 2015.

14.	RESERVES

Pursuant to Chinese company law applicable to foreign investment enterprises, the Company’s Chinese subsidiaries are required to maintain dedicated reserves. The amounts are appropriated at a percentage, at the discretion of the Board of Directors of each Chinese subsidiary, of their respective after tax net income determined in accordance with accounting principles and relevant financial regulations applicable to PRC enterprises each year.

Dedicated reserves include an Enterprise Reserve Fund and an Enterprise Expansion Fund, which are recorded as a component of equity, and are not available for distribution to shareholders other than upon liquidation.

As of March 31, 2015, the Company had two subsidiaries, Henan Found and Henan Huawei, which had appropriated the dedicated reserves. No dedicated reserves were appropriated for the years ended March 31, 2015 and 2014 for Henan Found since the balance has reached the maximum required amount. For the year ended March 31, 2015, no dedicated reserves were appropriated for Henan Huawei (year ended March 31, 2014 - $692 were appropriated). The dedicated reserves appropriated by the Company for the years ended March 31, 2015 and 2014 are summarized in the table below.

		Enterprise	Total Dedicated
	Enterprise Reserve	Expansion	Reserves
April 1, 2013	$2,211	$22,506	$24,717
Appropriation	692	-	692
March 31, 2014	$2,903	$22,506	$25,409
March 31, 2015	$2,903	$22,506	$25,409

15.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	March 31, 2015	March 31, 2014
Change in fair value on equity investments designated as FVTOCI	$(37,923)	$(36,609)
Currency translation adjustment	11,226	16,468
Balance, end of the year	$(26,697)	$(20,141)

The unrealized loss on equity investments designated as FVTOCI and on currency translation adjustment are net of tax of $nil for all periods presented.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

16.	NON-CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

	Henan		Henan		Guangdong
	Found	ZX/CX	Huawei	Yunxiang	Found	SX Gold	Total
Balance, April 1, 2013	$43,747	$5,045	$5,477	$16,074	$2,230	$5,095	$77,668

Share of net income (loss), excluding the impairment loss	4,986	(33)	961	5	(83)	(1,434)	4,402
Share of impairment loss	-	(470)	-	(11,271)	-	-	(11,741)
Share of other comprehensive income (loss)	112	-	3	124	1	(29)	211
Distributions	(5,537)	-	(984)	-	-	-	(6,521)
Disposition upon sale of a subsidiary	2,819	(4,542)	-	-	-	-	(1,723)
Balance, March 31, 2014	$46,127	$-	$5,457	$4,932	$2,148	$3,632	$62,296

Share of net income (loss), excluding the impairment loss	6,226	-	479	(231)	(257)	(279)	5,938
Share of impairment loss	-	-	-	-	(4,973)	(6,596)	(11,569)
Share of other comprehensive income (loss)	134	-	22	12	16	(1)	183
Distributions	(2,563)	-	(651)	-	-	-	(3,214)
Balance, March 31, 2015	$49,924	$-	$5,307	$4,713	$(3,066)	$(3,244)	$53,634

As at March 31, 2015, non-controlling interests in Henan Found, Henan Huawei, Yunxiang, Guangdong Found and SX Gold were 22.5%, 20%, 30%, 5% and 22.5%, respectively.

17.	RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements are as follows:

Due from related parties	March 31, 2015	March 31, 2014
NUX (a)	$15	$48
Henan Non-ferrous Geology Bureau (b)	18	20
	$33	$68

Due to related parties	March 31, 2015	March 31, 2014
Parkside Management Ltd. (f)	$-	$281

(a)

According to a services and administrative costs reallocation agreement between the Company and NUX, the Company recovers costs for services rendered to NUX and expenses incurred on behalf of NUX. During the year ended March 31, 2015, the Company recovered $243 (year ended March 31, 2014 - $412) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)

Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found. During the year ended March 31, 2015, Henan Found declared and paid dividends of $2,563 (year ended March 31, 2014 - $5,537) to Henan Geology Bureau.

(c)

For the year ended March 31, 2015, the Company paid $nil (year ended March 31, 2014 - $347) consulting fees to McBrighton Consulting Ltd., a private consulting services company controlled by a director of the Company.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(d)

For the year ended March 31, 2015, the Company paid $381 (for the year ended March 31, 2014 - $nil) consulting fees to Greensea Management Ltd., a private consulting services company controlled by a director of the Company.

(e)

For the year ended March 31, 2015, the Company paid $nil (year ended March 31, 2014 - $102) consulting fees to R. Feng Consulting Ltd., a private consulting services company controlled by a director of the Company.

(f)

For the year ended March 31, 2015, the Company paid $140 (year ended March 31, 2014 - $438) consulting fees to Parkside Management Limited, a private consulting services company controlled by a director of the Company.

(g)

The Company rents a Beijing office from a relative of a director and officer of the Company for $21 (RMB ¥130,746) per month. For the year ended March 31, 2015, total rents were $252 (year ended March 31, 2014 - $252).

(h)

Henan Xinhui Mining Co., Ltd. (“Henan Xinhui”) is a 20% equity interest holder of Henan Huawei. For the year ended March 31, 2015, Henan Huawei paid dividends of $651 (year ended March 31, 2014 - $984) to Henan Xinhui.

Transactions with related parties are made on normal commercial terms and are considered to be at arm’s length. The balances with related parties are unsecured, non-interest bearing, and due on demand.

(i)	Compensation of key management personnel

The remuneration of directors and other members of key management personnel, who are those having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, for the years ended March 31, 2015 and 2014 were as follows:

	Years Ended March 31,
	2015	2014
Directors' fees	$210	$213
Salaries for key management personnel	1,778	2,435
Share-based compensation	578	988
	$2,566	$3,636

Salaries of key management personnel include consulting and management fees disclosed in note 17 (c) -(f). Share-based compensation expenses were measured at grant date fair value.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

18.	COST OF SALES

Cost of sales consists of:

	Years ended March 31,
	2015	2014
Direct mining and milling cost	$52,979	$47,920
Depreciation, amortization and depletion	20,075	12,076
Write down of inventories	693	-
Cost of sales	$73,747	$59,996

19.	GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of:

	Years ended March 31,
General and administrative	2015	2014
Office and administrative expenses	$7,499	$10,301
Amortization and depreciation	2,201	1,460
Salaries and benefits	7,859	7,739
Share-based compensation	1,249	2,322
Professional fees	1,795	2,602
	$20,603	$24,424

20.	GOVERNMENT FEES AND OTHER TAXES

Government fees and other taxes consist of:

	Years ended March 31,
	2015	2014
Government fees	$3,053	$2,751
Other taxes	2,893	1,897
	$5,946	$4,648

Government fees include mineral resource compensation fees and environmental protection fees paid to the state and local Chinese government. Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

21.	FINANCE ITEMS

Finance items consist of:

	Years ended March 31,
Finance income	2015	2014
Interest income	$841	$3,185

	Years ended March 31,
Finance costs	2015	2014
Interest on mine right fee	$320	$-
Unwinding of discount of environmental rehabilitation provision	148	132
	$468	$132

22.	INCOME TAX

(a) Income tax expense

The significant components of income tax expense recognized in the statements of income are as follows:

	Years ended March 31,
Income tax expense (recovery)	2015	2014
Current	$7,956	$5,714
Deferred	5,011	(5,848)
	$12,967	$(134)

The reconciliation of the Canadian statutory income tax rates to the effective tax rate are as follows:

	Years ended March, 31
	2015	2014
Canadian statutory tax rate	26.00%	26.00%

Loss before income taxes	$(95,773)	$(48,490)

Income tax recovery computed at Canadian statutory rates	(24,901)	(12,607)
Foreign tax rates different from statutory rate	(1,829)	(1,242)
Change in tax rates	-	(593)
Permanent items and other	1,023	2,017
Deferred income tax liabilities not previously recognized	17,090	-
Withholding taxes	1,512	2,196
Change in unrecognized deferred tax assets	19,414	9,268
Adjustments in respect of prior years	81	95
Other	577	732
Income tax expense (recovery)	$12,967	$(134)

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b) Deferred income tax

The continuity of deferred income tax assets (liabilities) is summarized as follows:

	Years ended March, 31
	2015	2014
Net deferred income tax liabilities, beginning of the year	$(16,536)	$(24,603)
Deferred income tax liabilities derecognized through disposition	-	2,345
Deferred income tax (expense) recovery recognized in net income for the year	(5,011)	5,848
Foreign exchange impact	(45)	(126)
Net deferred income tax liabilities, end of the year	$(21,592)	$(16,536)

The significant components of the Company’s deferred income tax are as follows:

	March 31, 2015	March 31, 2014

Deferred income tax assets
Plant and equipment	$353	$364
Non-capital loss carry forwards	-	3,946
Environmental rehabilitation	2,953	1,455
Other deductible temporary difference	421	2,221
Total deferred income tax assets	3,727	7,986

Deferred income tax liabilities
Plant and equipment	(377)	(162)
Mineral rights and properties	(24,558)	(23,977)
Other taxable temporary difference	(384)	(383)
Total deferred income tax liabilities	(25,319)	(24,522)

Net deferred income tax liabilities	$(21,592)	$(16,536)

Deferred tax assets are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits is dependent upon numerous factors, including the future profitability of operations in the jurisdictions in which the tax benefits arose. Deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized are attributable to the following:

	March 31, 2015	March 31, 2014

Non-capital loss carry forward	$83,972	$64,955
Plant and equipment	25,419	$855
Mineral rights and properties	36,708	$16,030
Other taxable temporary difference	32,692	15,561
	$178,791	$97,401

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

As at March 31, 2015, the Company has the following net operating losses, expiring in various years to 2035 and available to offset future taxable income in Canada and China, respectively.

	Canada	China	Total

2015	$-	$640	$640
2016	-	1,313	1,313
2017	-	1,868	1,868
2018	-	15,044	15,044
2019	-	12,069	12,069
2026	1,556	-	1,556
2028	2	-	2
2029	3,922	-	3,922
2030	6,718	-	6,718
2031	9,998	-	9,998
2032	10,103	-	10,103
2033	7,916	-	7,916
2034	8,879	-	8,879
2035	3,938	-	3,938
	$53,032	$30,934	$83,966

As at March 31, 2015, temporary differences of $127,681 (March 31, 2014 - $116,972) associated with the investments in subsidiaries have not been recognized as the Company is able to control the timing of the reversal of these differences which are not expected to reverse in the foreseeable future.

23.	CAPITAL DISCLOSURES

The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal operating requirement on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in equity. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and is monitored by the Board of Directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Funds have been primarily secured through profitable operations and issuances of equity capital. The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, all held with major financial institutions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

24.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a)Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 7, Financial Instruments: Disclosures (“IFRS 7”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level within the fair value hierarchy at March 31, 2015 and March 31, 2014 that are not otherwise disclosed. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at March 31, 2015
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$60,179	$-	$-	$60,179
Common shares of publicly traded companies	892	-	-	892
Yongning Smelting Co. Ltd.(1)	-	-	-	-
Jinduicheng Xise (Canada) Co. Ltd.(1)	-	-	-	-
(1) Level 3 financial instruments

Non-recurring measurements
Plant and equipment (note 11)	$-	$-	$64,779	$64,779
Mineral rights and properties (note 11)	-	-	214,792	214,792
Financial liabilities
Mine right fee payable	$-	$14,038	$-	$14,038

	Fair value as at March 31, 2014
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$60,614	$-	$-	$60,614
Common shares of publicly traded companies	2,377	-	-	2,377
Yongning Smelting Co. Ltd.(1)	-	-	-	-
Jinduicheng Xise (Canada) Co. Ltd.(1)	-	-	-	-
Warrants	-	16	-	16
(1) Level 3 financial instruments

Non-recurring measurements
Plant and equipment (note 11)	$-	$-	$101,876	$101,876
Mineral rights and properties (note 11)	-	-	266,258	266,258

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as of March 31, 2015 and March 31, 2014, respectively.

During the year ended March 31, 2015, the Company recognized an impairment of the GC and XHP CGUs down to their recoverable amounts. The recoverable amounts become the carrying value and will not be revalued, but certain assumptions used in the calculation of the recoverable amounts are categorized as level 3 in the fair value hierarchy (note 11).

Reconciliation of level 3 fair value measurement of financial assets is as follows, there were no transfers into or out of level 3 during 2015 and 2014:

	Fair value through other comprehensive income
	Yongning Smelting	Jinduicheng	Total
Balance at April 1, 2013	$9,653	$-	$9,653
Other comprehensive loss arising on revaluation	(9,651)	-	(9,651)
Foreign exchange impact	(2)	-	(2)
Balance at March 31, 2014 and 2015	$-	$-	$-

(b)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

		March 31, 2015
	Within a year	2-3 years	4-5 years	Total
Mine right fee payable	$4,292	$6,933	$2,813	$14,038
Accounts payable and accrued liabilities	21,768	-	-	21,768
Dividends payable	674	-	-	674
	$26,734	$6,933	$2,813	$36,480

(c) Foreign exchange risk

The Company undertakes transactions denominated in foreign currencies and is exposed to foreign exchange risk arising from such transactions.

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB, which was tied to a basket of currencies of China’s largest trading partners.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

	March 31, 2015	March 31, 2014
Financial assets denominated in U.S. Dollars	$20,838	$979
Financial assets denominated in Chinese RMB	$44,133	$57,358

As at March 31, 2015, with other variables unchanged, a 1% strengthening (weakening) of the RMB against the USD would have increased (decreased) net income by approximately $0.5 million.

As at March 31, 2015, with other variables unchanged, a 1% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $0.1 million.

(d)Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents, short term investments, and outstanding mine right fee payable. As at March 31, 2015, all of its interest-bearing cash equivalents and short term investments earn interest at market rates that are fixed to maturity or at variable interest rate with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short term investments. Due to the short term nature of the financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s after-tax net income. The outstanding mine right fee payable is subject to a floating interest rate based on the prevailing commercial bank loan interest rate in China. The Company monitors its exposure to interest rates. Chinese central bank has maintained stable interest rates to ensure economic stability, with less than 1% fluctuation in base interest rate in the last five years.

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents and short term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. The Company has trade receivables from time to time from its major customers primarily in China engaged in the mining and milling of base and polymetallic metals. The historical level of customer default is zero and aging of trade receivables are no more than 180 days, and, as a result, the credit risk associated with trade receivables from customers as at March 31, 2015 is considered to be immaterial. There were no amounts in receivables which were past due at March 31, 2015 (at March 31, 2014 - $nil) for which no provision is recognized.

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at March 31, 2015, a 10% increase (decrease) in the market price of the securities held, ignoring any

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

foreign currency effects would have resulted in an increase (decrease) to comprehensive income of approximately $0.1 million.

25.	SEGMENTED INFORMATION

Operating segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer who is the Chief Operating Decision Maker (“CODM”). The operational segments are determined based on the Company’s management and internal reporting structure. Operating segments are summarized as follows:

Operational Segments	Subsidiaries Included in the Segment	Properties Included in the Segment
Mining
Henan Luoning	Henan Found and Henan Huawei	Ying, TLP, HPG and LM
Hunan	Yunxiang	BYP
Guangdong	Guangdong Found	GC
Other	SX Gold and 0875786 B.C. Ltd.	XHP
Administrative
Vancouver	Silvercorp Metals Inc., BVI and Barbados' holding companies	RZY
Beijing	Silvercorp Metals (China) Inc.

(a) Segmented information for assets and liabilities are as follows:

March 31, 2015
	Mining				Administrative
	Henan						Total
Balance sheet items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver

Current assets	$34,386	$1,913	$5,080	$2,277	$342	$39,479	$83,477
Plant and equipment	44,191	6,012	12,733	113	1,427	303	64,779
Mineral rights and properties	172,869	7,652	34,088	-	-	183	214,792
Investment in an associate	-	-	-	-	-	3,449	3,449
Other investments	-	-	-	-	-	892	892
Raclamation deposit	1,701	-	403	-	-	8	2,112
Long-term prepaids and deposits	358	59	2,320	208	-	-	2,945
Total assets	$253,505	$15,636	$54,624	$2,598	$1,769	$44,314	$372,446

Current liabilities	$23,256	$943	$4,209	$4,035	$142	$3,114	$35,699
Mine right fee payable	9,746	-	-	-	-	-	9,746
Deferred income tax liabilities	20,790	802	-	-	-	-	21,592
Environmental rehabilitation	10,831	983	829	255	-	-	12,898
Total liabilities	$64,623	$2,728	$5,038	$4,290	$142	$3,114	$79,935

March 31, 2014
	Mining				Administrative
	Henan						Total
Balance sheet items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver

Current assets	$32,805	$3,062	$4,287	$2,195	$626	$46,102	$89,077
Plant and equipment	44,231	6,070	41,079	8,591	1,528	377	101,876
Mineral rights and properties	127,865	7,555	109,470	21,158	-	210	266,258
Investment in an associate	-	-	-	-	-	3,715	3,715
Other investments	-	-	-	-	-	2,393	2,393
Raclamation deposit	824	-	161	-	-	9	994
Long-term prepaids and deposits	782	184	1,852	188	-	-	3,006
Total assets	$206,507	$16,871	$156,849	$32,132	$2,154	$52,806	$467,319

Current liabilities	$19,562	$1,725	$4,407	$4,161	$79	$2,468	$32,402
Deferred income tax liabilities	15,534	580	422	-	-	-	16,536
Environmental rehabilitation	3,753	925	873	268	-	-	5,819
Total liabilities	$38,849	$3,230	$5,702	$4,429	$79	$2,468	$54,757

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b)Segmented information for operating results are as follows:

Year ended March 31, 2015
	Mining				Administrative
	Henan						Total
Statement of operations:	Luoning	Hunan(1)	Guangdong(2)	Other	Beijing	Vancouver
Sales	$109,637	$2,775	$16,053	$-	$-	$-	$128,465
Cost of sales	(57,035)	(1,530)	(15,182)	-	-	-	(73,747)
Gross profit	52,602	1,245	871	-	-	-	54,718

Operating (expenses) income	(11,520)	(1,602)	(2,883)	1	(1,924)	(2,587)	(20,515)
Impairment loss	-	-	(100,984)	(29,365)	-	-	(130,349)
Finance items	(459)	(8)	61	4	421	354	373
Income tax (expenses) recovery	(11,389)	(424)	423	-	(2)	(1,575)	(12,967)
Net income (loss)	$29,234	$(789)	$(102,512)	$(29,360)	$(1,505)	$(3,808)	$(108,740)

Attributable to:
Equity holders of the Company	22,529	(558)	(97,282)	(22,485)	(1,505)	(3,808)	(103,109)
Non-controlling interests	6,705	(231)	(5,230)	(6,875)	-	-	(5,631)
Net income (loss)	$29,234	$(789)	$(102,512)	$(29,360)	$(1,505)	$(3,808)	$(108,740)

(1) Hunan's BYP project was placed on care and maintenance in August 2014;
(2) Guangdong's GC project commenced commercial production on July 1, 2014.

Year ended March 31, 2014
	Mining				Administrative
	Henan						Total
Statement of operations:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Sales	$100,337	$8,063	$-	$-	$-	$-	$108,400
Cost of sales	(53,921)	(6,075)	-	-	-	-	(59,996)
Gross profit	46,416	1,988	-	-	-	-	48,404

Operating (expenses) income	(12,768)	(1,911)	38	(5,446)	(1,988)	(8,995)	(31,070)
Impairment loss	-	(49,606)	-	(16,967)	-	(2,304)	(68,877)
Finance items	1,888	(18)	30	(4)	277	880	3,053
Income tax (expenses) recovery	(9,172)	11,934	(429)	(1)	(2)	(2,196)	134
Net income (loss)	$26,364	$(37,613)	$(361)	$(22,418)	$(1,713)	$(12,615)	$(48,356)

Attributable to:
Equity holders of the Company	20,417	(26,347)	(278)	(20,481)	(1,713)	(12,615)	(41,017)
Non-controlling interests	5,947	(11,266)	(83)	(1,937)	-	-	(7,339)
Net income (loss)	$26,364	$(37,613)	$(361)	$(22,418)	$(1,713)	$(12,615)	$(48,356)

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(c) Sales by metal

The sales generated for the years ended March 31, 2015 and 2014 comprise:

	Year Ended March 31, 2015
	Henan Luoning	Hunan	Guangdong	Total
Silver (Ag)	$68,685	$-	$5,699	$74,384
Gold (Au)	2,656	2,775	19	5,450
Lead (Pb)	33,861	-	3,389	37,250
Zinc (Zn)	4,435	-	6,536	10,971
Sulphur (S)	-	-	410	410
	$109,637	$2,775	$16,053	$128,465

	Year Ended March 31, 2014
	Henan Luoning	Hunan	Guangdong	Total
Silver (Ag)	$64,453	$-	$-	$64,453
Gold (Au)	3,334	7,909	-	11,243
Lead (Pb)	27,927	-	-	27,927
Zinc (Zn)	4,623	154	-	4,777
	$100,337	$8,063	$-	$108,400

(d) Major customers

For the year ended March 31, 2015, three major customers (year ended March 31, 2014 - three) accounted for 15%, 28% and 35%, (year ended March 31, 2014 - 12%, 23% and 38%) and collectively 68% (year ended March 31, 2014 - 73%) of the total sales of the Company.

26.	COMMITMENTS AND CONTINGENCIES

Commitments, not disclosed elsewhere in these financial statements, are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$5,895	$898	$3,799	$1,198
Commitments	$6,418	$-	$-	$6,418

As of March 31, 2015, the Company has two office rental agreements totaling $5,895 for the next eight years and commitments of $6,418 related to the GC property. During the year ended March 31, 2015, the Company incurred rental expenses of $983 (year ended March 31, 2014 - $1,119), which were included in office and administrative expenses on the consolidated statement of loss.

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. As at March 31, 2015 and 2014, no contingent liabilities were accrued.

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

27.	SUPPLEMENTARY CASH FLOW INFORMATION

	March 31, 2015	March 31, 2014
Cash on hand and at bank	$44,395	$25,048
Bank term deposits and GICs	15,784	35,566
Total cash and cash equivalents	$60,179	$60,614

	Years Ended March 31,
Net change in non-cash working capital	2015	2014
Trade and other receivables	$2,750	$(2,593)
Inventories	(1,569)	1,148
Prepaids and deposits	329	(1,255)
Accounts payable and accrued liabilities	998	7,927
Deposits received	1,258	(4,494)
Due to related parties	(241)	273
	$3,525	$1,006

28.	DISPOSITION OF SUBSIDIARIES AND ASSETS

(a) Disposal of ZX

During the year ended March 31, 2014, the Company entered into a share transfer agreement (“the Agreement”) with an arm’s length private Chinese company. Pursuant to the Agreement, the Company’s subsidiary, Henan Found sold its 90% equity interest in Zhongxing Mining Co., Ltd. (“ZX”) for $12.5 million (RMB ¥76 million). ZX’s main assets are the XBG property and its associated surface facilities. The total net assets disposed of are as follows:

ZX
Cash consideration received (RMB ¥50 million)	$8,164
Cash and cash equivalents	$4
Trade and other receivables	12
Inventories	78
Prepaids and deposits	86
Plant and equipment	4,471
Mineral rights and properties	12,500
Accounts payable and accrued liabilities	(532)
Deferred income tax liabilities	(2,345)
Environmental rehabilitation	(142)
Accumulated comprehensive income	(289)
Net assets disposed of	$13,843
90% of net assets disposed of	$12,459
Loss on disposal of mineral rights and properties	$(4,295)

The Company recognized an impairment charge of $1,554 on the XBG property as part of the fair value assessment on ZX’s assets and liabilities when they were held for sale.

The Company has written-off the remaining receivable from the sale and recognized a loss of $4,295 on disposal of mineral rights and properties as the Company does not believe the buyer will pay the

SILVERCORP METALS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

remaining consideration of $4,295 (RMB ¥26 million) which is overdue pursuant to the terms of the agreement. All impairment charges and loss incurred were recognized in the year ended March 31, 2014.

(b) Disposal of Silvertip

During the year ended March 31, 2014, the Company entered into a purchase agreement with an arm’s length private Canadian company. Pursuant to the purchase agreement, the Company’s subsidiary, 0875786 B.C. Ltd. sold its 100% ownership of the Silvertip property and its related assets for $14.8 million (CAD $15.5 million). As of March 31, 2014, the Company had completed the transaction and had received the full payment of $14.8 million. The assets disposed of are as follows:

Silvertip
Cash consideration received (CAD $15.5 million)	$14,844
Long-term prepaids and deposits	$77
Plant and equipment	1,418
Mineral rights and properties	13,530
Total assets disposed of	$15,025
Loss on disposal of mineral rights and properties	$(181)

The long-term prepaids and deposits and plant and equipment were disposed without gain or loss. The Company recognized an impairment charge of $15,413 on the Silvertip property as part of the fair value assessment when it was held for sale. Additional loss of $181 was recognized in loss on disposal of mineral rights and properties when the transaction was completed. All impairment charges and loss incurred were recognized in the year ended March 31, 2014.